UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SANCHEZ MIDSTREAM PARTNERS LP

(Name of Issuer)

COMMON UNITS

(Title of Class of Securities)

79971C201

(CUSIP Number)

Antonio R. Sanchez, III

1360 Post Oak Boulevard

Suite 2400

Houston, TX, 77056

(713) 783-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 5, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 79971C201

1.	Names of Reporting Persons. SP COMMON EQUITY LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person: OO

SCHEDULE 13D

CUSIP No: 79971C201

1.	Names of Reporting Persons. ANTONIO R. SANCHEZ, III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	63,126 (1)
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	63,126 (1)
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,126 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1.0% (1)(2)
14.	Type of Reporting Person: IN

(1)         Represents 27,806 Common Units for a tolled distribution during the first quarter of fiscal year 2016 and 35,320 Common Units that Mr. Sanchez purchased from Sanchez Oil & Gas Corporation on September 8, 2020.

(2)         Calculated based on 19,953,880 Common Units outstanding as of August 12, 2020, as disclosed on the Issuer’s Form 10-Q filed with the SEC on August 12, 2020.

SCHEDULE 13D

CUSIP No: 79971C201

1.	Names of Reporting Persons. ANTONIO R. SANCHEZ, JR.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person: IN

SCHEDULE 13D

CUSIP No: 79971C201

1.	Names of Reporting Persons. PATRICIO D. SANCHEZ
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	27,806 (1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	27,806 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,806 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1.0% (1)(2)
14.	Type of Reporting Person: IN

(1)         Represents 27,806 Common Units for a tolled distribution during the first quarter of fiscal year 2016.

(2)         Calculated based on 19,953,880 Common Units outstanding as of August 12, 2020, as disclosed on the Issuer’s Form 10-Q filed with the SEC on August 12, 2020.

SCHEDULE 13D

CUSIP No: 79971C201

1.	Names of Reporting Persons. EDUARDO A. SANCHEZ
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	27,806 (1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	27,806 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,806 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1.0% (1)(2)
14.	Type of Reporting Person: IN

(1)   Represents 27,806 Common Units for a tolled distribution during the first quarter of fiscal year 2016.

(2)   Calculated based on 19,953,880 Common Units outstanding as of August 12, 2020, as disclosed on the Issuer’s Form 10-Q filed with the SEC on August 12, 2020.

SCHEDULE 13D

CUSIP No: 79971C201

EXPLANATORY NOTE

This Schedule 13D represents (i) Amendment No. 1 to the Schedule 13D filed on September 17, 2020 (the “September Schedule 13D”), (ii) Amendment No. 1 to the Schedule 13D filed on August 9, 2019 for Eduardo A, Sanchez, (iii) Amendment No. 1 to the Schedule 13D filed on May 24, 2019 for Antonio R. Sanchez, III, and (iv) Amendment No. 1 to the Schedule 13D filed on May 24, 2019 for Patricio D. Sanchez (collectively, the “Original Schedule 13D”, and as amended by this Amendment, this “Schedule 13D”) with the United States Securities and Exchange Commission relates to the common units (the “Common Units”) of Sanchez Midstream Partners LP, a Delaware limited partnership (“Issuer”). The Original Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below. Unless set forth below, all previous Items of each respective Original Schedule 13D are unchanged. Capitalized terms used but not defined herein have the meanings set forth in the September Schedule 13D. As a result of the Contributions (as defined below), whereby all of the membership interests of SP Common Equity Subsidiary LLC (“SPCE Sub”), a Delaware limited liability company, were contributed by SP Common Equity LLC, a Delaware limited liability company (“SPCE”), to Stonepeak Catarina Holdings, LLC (“Stonepeak Catarina”), SPCE, Patricio D. Sanchez, Eduardo A. Sanchez, Antonio R. Sanchez, III and Antonio R. Sanchez, Jr. (each, a “Reporting Person” or together, the “Reporting Persons”, as the case may be) each beneficially owns less than five percent of the outstanding Common Units of the Issuer. Consequently, this Schedule 13D constitutes an “exit filing” for the Reporting Persons.

Item 1.                                                         Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Common Units of the Issuer, whose principal executive offices are located at 1360 Post Oak Blvd, Suite 2400, Houston, TX, 77056.

Item 2.                                                         Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a-c, f) This Schedule 13D is being jointly filed on behalf of each of the Reporting Persons.  SPCE is the sole member of SPCE Sub. Each of Antonio R. Sanchez, Jr., Antonio R. Sanchez, III, Patricio D. Sanchez and Eduardo A. Sanchez are managing members of SPCE.  Antonio R. Sanchez, Jr., Antonio R. Sanchez, III, Patricio D. Sanchez and Eduardo A. Sanchez are each a citizen of the United States of America.

The principal office of each of the Reporting Persons is 1360 Post Oak Boulevard, Suite 2400, Houston, TX, 77056.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D

CUSIP No: 79971C201

Item 3.                                                         Source and Amount of Funds or Other Consideration

No change since the September Schedule 13D was filed on September 17, 2020 other than (i) the use of personal funds by Antonio R. Sanchez, III to acquire 35,320 Common Units from Sanchez Oil and Gas Corporation in a privately negotiated transaction.

Item 4.                                                         Purpose of Transaction

No change since the September Schedule 13D was filed on September 17, 2020, except that on September 23, 2020, Antonio R. Sanchez, Jr. and certain affiliates of Antonio R. Sanchez, Jr. (collectively, the “Sanchez Holders”) contributed 4,650,439 Common Units held by the Sanchez Holders to SPCE Sub in exchange for units representing membership interests in SPCE (the “SNMP Unit Contribution”).  The SNMP Unit Contribution includes 140,647 Common Units that are subject to vesting.  On October 5, 2020, SPCE entered into an Equity Contribution Agreement with Stonepeak Catarina pursuant to which SPCE contributed all of the membership interests in SPCE Sub to Stonepeak Catarina and Stonepeak Catarina became the sole member of SPCE Sub (the “SPCE Sub Contribution” and, together with the SNMP Unit Contribution, the “Contributions”).  In such capacity, Stonepeak Catarina exercises voting and dispositive power over the Common Units held by SPCE Sub.

Item 5.                                                         Interest in Securities of the Issuer

(a) and (b) As of the date hereof, as a result of the Contributions, Antonio R. Sanchez, Jr. is the sole record owner of zero (0) Common Units, Antonio R. Sanchez, III is the sole record owner of 63,126 Common Units, Eduardo A. Sanchez is the sole record owner of 27,806 Common Units and Patricio D. Sanchez is the sole record owner of 27,806 Common Units.  These amounts for each of the Reporting Persons amount to less than 1.0% of the outstanding Common Units.

The foregoing beneficial ownership percentage is based on the 19,953,880 Common Units outstanding as of August 12, 2020, as reported by the Issuer in its quarterly report on Form 10-Q, filed on August 12, 2020.

(c) On September 8, 2020, Antonio R. Sanchez, III purchased 35,320 Common Units owned by Sanchez Oil & Gas Corporation at a price of $.2989 per Common Unit in a privately negotiated transaction. There were no other transactions in Common Units by the Reporting Persons during the past sixty days.

(d) Except as set forth in the Schedule 13D, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units that may be deemed to be beneficially owned by the Reporting Persons.

(e) The Reporting Persons have each most recently ceased to be a beneficial owner of more than five percent of the Common Units as of October 5, 2020.  Accordingly, this Schedule 13D constitutes an exit filing for each Reporting Person.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 4 of the Original Schedule 13D and this Schedule 13D is incorporated by reference herein.

SCHEDULE 13D

CUSIP No: 79971C201

Item 7.                                                         Material to Be Filed as Exhibits

No change since the September Schedule 13D was filed on September 17, 2020.

SCHEDULE 13D

CUSIP No: 79971C201

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

SP COMMON EQUITY LLC

By:	/s/ Antonio R. Sanchez, III
Name:	Antonio R. Sanchez, III
Title:	Managing Member

ANTONIO R. SANCHEZ, III

/s/ Antonio R. Sanchez, III
Antonio R. Sanchez, III

ANTONIO R. SANCHEZ, JR.

/s/ Antonio R. Sanchez, III
Antonio R. Sanchez, III, Attorney-in-fact

PATRICIO D. SANCHEZ

/s/ Antonio R. Sanchez, III
Antonio R. Sanchez, III, Attorney-in-fact

EDUARDO A. SANCHEZ

/s/ Antonio R. Sanchez, III
Antonio R. Sanchez, III, Attorney-in-fact

October 6, 2020

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).